7/1.9

07025416

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Airport Terminal Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2007
THOMSON FINANCIAL

FILE NO. 82- 05117

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/20/07

Singapore Airport Terminal Services

For archive announcements, please contact us at tel: (65) 6236 8555 or email: data@sgx.com to find out more.

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▼Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD

Release Date	Announcement Details
Jun 15 2007	MISCELLANEOUS :: OPERATING DATA FOR MAY 2007
Jun 14 2007	MISCELLANEOUS :: NOTICES OF ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON THURSDAY, 26 JULY 2007
Jun 06 2007	MISCELLANEOUS :: GROUND HANDLING CONCESSION AT HYDERABAD INTERNATIONAL AIRPORT
May 22 2007	MISCELLANEOUS :: OPERATING DATA FOR APRIL 2007
May 14 2007	MISCELLANEOUS :: FY2006-07 RESULTS BRIEFING FOR ANALYSTS/MEDIA HELD ON 14 MAY 2007
May 11 2007	FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
May 02 2007	MISCELLANEOUS :: SIGNING OF THE BANGALORE GROUND HANDLING JV AGREEMENT WITH AIR INDIA
Apr 18 2007	MISCELLANEOUS :: ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL
Apr 13 2007	MISCELLANEOUS :: OPERATING DATA FOR MARCH 2007

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Jun-2007 20:18:55
Announcement No.	00165

>> Announcement Details

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Announcement Title *	Operating Data for May 2007
Description	
Attachments:	SATS-OperatingData-May2007.pdf Total size = **81K** (2048K size limit recommended)

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This is the SATS operating data for May 2007.

	May 2007	May 2006	% change
Unit Services Handled ('000)	6.87	6.88	- 0.1
Flights Handled ('000)	7.25	6.94	+ 4.5
Cargo/Mail Processed ('000 tonnes)	124.33	125.89	- 1.2
Passengers Handled ('M)	2.50	2.23	+ 12.0
Unit Meals Produced ('M)	1.66	1.55	+ 6.8
Gross Meals Produced ('M)	2.06	1.94	+ 6.2

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Flights and passengers handled as well as meals produced all showed healthy increases in May 2007, compared to the corresponding month last year. Cargo/mail tonnage processed showed a slight decline of 1.2%.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200
Fax: 65-65418204

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Jun-2007 11:29:30
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notices of Annual General Meeting and Extraordinary General Meeting to be held on Thursday, 26 July 2007
Description	
Attachments:	SATS_Notice_of_EGM.pdf SATS_Notice_of_AGM.pdf Total size = **56K** (2048K size limit recommended)

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NOTICE OF EXTRAORDINARY GENERAL MEETING

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders (the "**Shareholders**") of Singapore Airport Terminal Services Limited (the "**Company**") will be held at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Thursday, 26 July 2007 at 10.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 34th Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as an Ordinary Resolution and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated 14 June 2007 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 2: Special Resolution
The Proposed Alterations to the Memorandum of Association

That the Memorandum of Association of the Company be altered in the manner and to the extent as set out in Appendix 2 to the Circular to Shareholders dated 14 June 2007.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

14 June 2007
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

Notice Of Annual General Meeting

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 34th Annual General Meeting of the Company will be held at Mandarin Court, 4th Floor, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Thursday 26 July 2007 at 10 a.m. to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2007 and the Auditors' Report thereon.

2. To declare a final dividend of 6 cents per share less income tax of 18% and a special dividend of 5 cents per share less income tax of 18%, for the year ended 31 March 2007. (FY2005-06: final dividend of 6 cents per share less income tax of 20%)

3. To re-elect Dr Ow Chin Hock, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To appoint Mr Tay Ah Kee Keith as Director pursuant to Article 89 of the Company's Articles of Association.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorize the Directors to fix their remuneration.

7. To approve payment of Directors' fees of $650,152.00 for the year ended 31 March 2007. (FY2005-06: $511,521.00)

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8. That authority be and is hereby given to the Directors of the Company to:

   (a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

   (ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

   (b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

   provided that:

   (1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 per cent. of the total number of issued ordinary shares in the capital of the Company from time to time.

10. To transact any other business which may arise and can be transacted at an annual general meeting.

CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders to the final and special dividends being obtained at the 34th Annual General Meeting of the Company to be held on 26 July 2007, the Transfer Books and Register of Members of the Company will be closed on 2 August 2007 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 1 August 2007 will be registered to determine shareholders' entitlements to the proposed final and special dividends. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 1 August 2007 will be entitled to the proposed final and special dividends.

The final and special dividends, if approved by shareholders, will be paid on 13 August 2007.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

Dated this 14th day of June 2007
Singapore

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

EXPLANATORY NOTES

1. In relation to Ordinary Resolution Nos. 3 and 4, Dr Ow Chin Hock and Mr Ng Kee Choe will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "Board of Directors" and "Corporate Governance Report" in the SATS Annual Report for FY2006-07 for more information relating to Dr Ow and Mr Ng. Dr Ow will upon re-election, continue to serve as Chairman of the Nominating Committee, and as a member of the Audit and Risk Management Committee. Mr Ng will upon re-election, continue to serve as Chairman of the Audit and Risk Management Committee, and as a member of the Board Executive Committee. Both Dr Ow and Mr Ng are considered by the Nominating Committee to be independent Directors.

2. In relation to Ordinary Resolution No. 5, please refer to the section on "Proposed New Director" in the SATS Annual Report for FY2006-07 for more information relating to Mr Tay. The Nominating Committee considers Mr Tay to be an independent Director.

3. Ordinary Resolution No. 8, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent. of the issued shares in the capital of the Company with a sub-limit of 10 per cent. for issues other than on a *pro rata* basis. The 10 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of shares shall be based on the number of issued shares in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

4. Ordinary Resolution No. 9 if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan, all of which were adopted at extraordinary general meetings of the Company and which have been amended from time to time.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than 2 proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	06-Jun-2007 17:44:35
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ground Handling Concession at Hyderabad International Airport
Description	Singapore Airport Terminal Services Limited ("SATS") confirms that it has, together with Air India Limited ("Air India") and Indian Airlines Limited as a consortium, entered into a seven-year Concession Agreement with GMR Hyderabad International Airport Limited, to provide ground handling services at the upcoming Rajiv Gandhi International Airport at Shamshabad in Hyderabad. The Airport is expected to start operations in March 2008. This marks the extension of SATS' ground handling presence to two major airports in India, following the recent co-operation with Air India to provide ground and cargo handling services at the new Bangalore International Airport. The award of the Concession Agreement is not expected to have any significant impact on the net tangible assets per share or earnings per share of SATS for the financial year ending 31 March 2008.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	22-May-2007 17:16:14
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for April 2007
Description	
Attachments:	SATS-OperatingData-Apr2007.pdf Total size = **81K** (2048K size limit recommended)

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This is the SATS operating data for April 2007.

	April 2007	April 2006	% change
Unit Services Handled ('000)	6.71	6.79	- 1.3
Flights Handled ('000)	7.05	6.87	+ 2.7
Cargo/Mail Processed ('000 tonnes)	126.08	129.58	- 2.7
Passengers Handled ('M)	2.45	2.31	+ 6.4
Unit Meals Produced ('M)	1.65	1.58	+ 4.4
Gross Meals Produced ('M)	2.06	1.99	+ 3.5

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Flights and passengers handled and meals produced all showed increases in April 2007 compared to the same period last year. Cargo/mail tonnage processed showed a decline of 2.7%.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418200
Fax: 65-65418204

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-May-2007 17:56:59
Announcement No.	00122

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	FY2006-07 Results Briefing for Analysts/Media held on 14 May 2007
Description	The 4Q and FY2006-07 results briefing for analysts/media was held this morning. Attached are the presentation slides and a summary of the queries (and answers provided) raised during the session.
Attachments:	SATS-Review-Analysts-Media-Results-FY0607.pdf Queries_raised_at_Results_briefing-14May07.pdf Total size = **1063K** (2048K size limit recommended)

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Briefing for Analysts & Media

Financial Results for 4Q and FY2006/07

14 May 2007

sats

one with you

A Subsidiary of SINGAPORE AIRLINES

- Highlights
- Financial Review
  - Group
  - Associate Companies
  - Dividends
- Commercial Update
- Overseas Expansion
- Outlook

Highlights

	FY06/07	vs FY05/06	
Revenue	$945.7M	+$14M +1.5%	▲ Better volumes ▽ Offset by Discounts, Contract termination, Flight suspensions
Expenditure	$792.5M	+$45M +6.0%	△ Higher bonus △ Increased electricity rates
Op Profit	$153.2M	-$31M (-16.8%)	
PATMI	$178.2M	-$10M (-5.5%)	▽ Lower overseas profits ▼ Corporate tax reduction

Group Financials

(S$m)	FY 06/07	FY 05/06	% Change		4Q 06/07	4Q 05/06	% Change
Operating Revenue	945.7	932.0	1.5		233.7	223.9	4.4
Operating Expenditure	792.5	747.9	6.0		223.8	196.3	14.0
Operating Profit	153.2	184.1	(16.8)		9.9	27.6	(64.1)
Share of profits from associated companies	52.1	57.3	(9.1)		8.0	10.4	(23.1)
PBT	219.8	246.1	(10.7)		21.6	39.6	(45.5)
PATMI	178.2	188.6	(5.5)		27.2	30.6	(11.1)
EBITDA	299.1	325.4	(8.1)		40.7	60.0	(32.2)
EBITDA Margin (%)	31.6	34.9	(3.3) pts		17.4	26.8	(9.4) pts

Group Segmental Revenue

(S$m)	FY 06/07	FY 05/06	% Change
Ground Handling	436.6	433.2	0.8
Inflight Catering	409.7	396.3	3.4
Security Services	49.7	59.3	(16.2)
Others	49.7	43.2	15.0
TOTAL	945.7	932.0	1.5

Higher business volumes

Loss of pre-board and hold baggage screening contracts

Higher overseas mgmt contract fees (DOH, KHI)

Flights Handled ('000)	84.5	84.1	0.5
Cargo/Mail Processed ('000 tonnes)	1,547.0	1,491.4	3.7
Meals Produced ('M)	24.7	24.2	2.3

Group Segmental Revenue

FY2006-07



Security Services
(6.4 %)
Others
(4.6 %)
5.3 %
5.2 %
43.3 %
46.2 %
Inflight Catering
(42.5 %)
Ground Handling
(46.5 %)

Figures in ( ) refer to composition for FY2005-06

Group Expenditure

(S$m)	FY 06/07	FY 05/06	% Change
Staff costs	441.2	405.8	8.7
Cost of Raw Materials	81.7	79.6	2.6
Licensing fees	60.4	59.1	2.2
Depreciation charges	65.7	65.3	0.6
Company Accommodation & Utilities	64.7	58.9	9.8
Other costs	78.8	79.2	(0.5)
TOTAL	792.5	747.9	6.0

Higher bonus

2.3% higher business volumes

Higher electricity rates

Group Expenditure

FY2006-07



Other Costs
(10.6 %)
Company Accommodation & Utilities
(7.9 %)
Depreciation Charges
(8.7 %)
Licensing Fees
(7.9 %)
Cost of Raw Materials
(10.6 %)
Staff Costs
(54.3 %)
9.9 %
8.2 %
8.3 %
7.6 %
10.3 %
55.7 %

Figures in ( ) refer to composition for FY2005-06

Profit-Sharing Bonus

The Profit-Sharing Bonus (PSB) comprises two tiers as follows,

	FY05/06	FY06/07	FY07/08
Tier 1 (SIA)	30%	0%	0%
Tier 2 (SATS)	70%	100%	100%

Profit-Sharing Bonus

For FY2005/06 and FY2006/07, there is a collar to SIA's PSB.

<u>FY2006/07</u>

Difference Between SATS' PSB and SIA's PSB

+ 0.5 months	Increase is capped at 0.5 months if SATS' payout is higher than SIA's.
- 0.25 months	Reduction is capped at 0.25 months if SATS' payout is lower than SIA's.

Group Productivity

	FY 06/07	FY 05/06	% Change
Average staff strength	**7,461**	**7,660**	**(2.6)**
Opening (Apr 1)	*7,459*	*7,861*	
Closing (Mar 31)	*7,463*	*7,459*	
Value Added per Employee ($)	**90,477**	**86,831**	**4.2**
Value Added per $ Employee Cost	**1.76**	**1.91**	**(8.0)**

Group Ratios and Margins

	FY 06/07	FY 05/06	% pt Change
Operating Profit Margin	16.2	19.8	(3.6)
PBT Margin	23.2	26.4	(3.2)
Net Margin (SIN only)	15.1	15.7	(0.6)
Net Margin (including associate companies)	18.9	20.3	(1.4)
Share of profits of associated companies over PBT (%)	23.7	23.3	0.4

Associate Companies

Share of Profit Before Tax

		y.o.y. change (S$'M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	-
MCS	Macau, China	(0.3)
MEC	Philippines	0.3
MIC	Maldives	0.6
TMIK	Chennai, India	0.2
TSAC	India	-
	SUB-TOTAL	0.8
GROUND HANDLING JVs		
AAT	HK SAR, China	(5.9)
BGS	Beijing, China	1.1
EGAC	Taipei, ROC	(1.1)
EGAS	Taipei, ROC	1.2
JAS	Indonesia	(1.3)
TCS	HCM, Vietnam	-
	SUB-TOTAL	(6.0)

Effect of Currency Exchange Rates
Profit contribution would have been S$55.8M instead of S$52.1M, up 7.1%

MIC: higher meal volumes and improved hotel business

AAT: affected by higher depreciation charges & operating costs for new cargo terminal

JAS: affected by lower business volumes and currency exchange losses

Dividends

- Ordinary interim dividend at 4 cents gross per share - paid
- Ordinary final dividend of 6 cents gross per share - proposed
- Special dividend of 5 cents gross per share - proposed

	FY2006-07	FY2005-06	% change
Interim Gross Ordinary Dividends Paid (cents)	**4.0**	4.0	-
Final Gross Ordinary Dividends Proposed (cents)	**6.0**	6.0	-
Net Ordinary Dividend Payout (%)	**48.1**	44.4	3.7 pts
Special Dividends (less 18% tax) Proposed (cents)	**5.0**	-	n.m.

Final and Special Dividends proposed will substantially utilize remaining Section 44 Tax Credits.

Commercial Update

Commercial Update

New Business

Asiana Airlines	Freighter & Ramp Handling	Mar 06
Malaysia Airlines	Pax Handling, Lounge Mgt & Catering	Aug 06
Cebu Pacific Air	Ground Handling	Aug 06
DBS Lounge	Lounge Management & Lounge Catering	Sep 06
K-Mile	Ground Handling & Catering	Oct 06
Jetstar Airways	Ground Handling & Catering	Oct 06
Lufthansa Airlines	Passenger Security	Dec 06

Commercial Update

Loss of Business

Airlines that suspended/ceased operations to SIN

Scandinavian Airlines	Ground Handling & Catering	Mar 06
Shandong Airlines	Ground Handling	Jun 06
Australian Airlines	Ground Handling & Catering	Jul 06
Air New Zealand	Ground Handling	Oct 06
Royal Nepal	Ground Handling & Catering	Nov 06
Austrian Airlines	Ground Handling & Catering	Mar 07

Loss of Airlines

Sri Lankan Airlines	Ground Handling & Catering	Jan 07

Overseas Expansion

Overseas Expansion

- Air India and SATS consortium was awarded a 15-year franchise to provide cargo handling and a 7-year franchise to provide ground handling services at Bangalore International Airport. Taj-SATS Air Catering was similarly awarded the catering franchise at the Bangalore International Airport.


IA-SATS Ground Handling JV

Operational from April 2008

Overseas Expansion

- Expanded partnership with Capital Airports Holding Company (CAH), for both inflight catering and ground handling business, to cover 8 other Chinese airports in their network - namely Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.


Harbin
Changchun
Beijing
Hohhot
Tianjin
Wuhan
Chongqing
Nanchang
Guiyang

16 Overseas JVs in 9 Asian countries


Harbin
Changchun
Shenyang
Beijing
HohHot
Tianjin
Qingdao
Chongqing
Wuhan
Nanchang
Guiyang
Taipei
Macau
Hong Kong
Manila
Ho Chi Minh
Doha
Karachi
Amritsar
Delhi
Mumbai
Kolkata
Bangalore
Chennai
Male
Medan
Singapore
Batam
Manado
Timika
Jakarta
Surabaya
Makasar
Denpasar
Inflight Catering
Ground Handling
Inflight Catering and Ground Handling

Meals produced:
62 million a year

Flights handled:
304,000 a year

Passengers handled:
59 million a year

Cargo tonnage handled:

3.8 million tonnes a year

Total network:	34 airports in 10 countries
Catering network:	22 airports in 7 countries
Ground handling network:	24 airports in 7 countries

Outlook

OUTLOOK

Overall, business volume for the new financial year is expected to grow moderately. Rate pressure, however, will continue in the face of strong competition. We will continue to focus on productivity gains and service quality improvements to enhance our cost competitiveness.

We have expanded our capacity to cater to longer-term growth for our Hong Kong operations. Profit contribution from our Hong Kong associate will be affected by higher depreciation and related charges in the near term.

We will continue to seek opportunities, especially in China, India and the Middle East for new ventures to boost our long-term profitability.

Thank You

sats one with you

Question and Answer session at
4Q and FY 2006-07 Results Briefing for Analysts/Media
14 May 2007

a) **SATS Management Panel**

Mr Ng Chin Hwee	-	President & Chief Executive Officer
Mr Goh Soo Lim	-	Chief Financial Officer

b) **Analysts**

Ms Corrine Png	-	Citigroup
Ms Tan Wei Ling	-	CIMB-GK
Mr Alan Woodhull	-	Free Spirit Advisors
Mr Chan Choon Jit	-	Kim Eng Securities
Ms Stella Tan	-	Phillip Securities
Mr Usman Nabi	-	River Run
Mr Matthew Ler	-	Target Asset Management
Mr Teo Hiang Boon	-	UOB Asset Management

c) **Media**

Ms Sunita Sue-Leng	-	The Edge

1. **Queries raised by Analysts**

1.1 What would the staff bonus be if it were based purely on SATS' results?

SATS:
The effect of the collar on the SATS bonus is an additional S$40.6m.

1.2 Can you explain the calculation of the bonus again? If there was no peg to SIA Group, how much would the SATS bonus have been?

SATS:
The effect of the collar is an additional S$40.6m.

1.3 Moving forward, would you still have to deal with the collar?

SATS:
The 3-Year Profit Sharing Bonus Agreement (covering FY2005-06 to FY2007-08) states that the collar would no longer apply for the current financial year FY2007-08 (ending 31 Mar 08).

1.4 Any change in the methodology for determining staff incentives? How do you link profits to staff bonus? In other words, is S$40.6m going to be a recurring amount?

SATS:
By way of background, SATS' bonus has, prior to the current Profit Sharing Bonus Agreement, been pegged to the SIA Group performance. We are currently in a transition phase to more closely align SATS staff bonus to SATS' performance. As with other listed companies, staff bonus is also tied to key performance indicators.

1.5 What is management's target for dividend payout ratio? SATS could afford to pay more, looking at its cash balances. What are your capital management plans?

SATS:
We have in fact exceeded our stated payout target of 40% for the past two years. The Board regularly reviews our capital structure, including the payout ratio and will make adjustments where appropriate. The proposed dividends will substantially utilise all of our remaining Section 44 tax credits.

1.6 Can you explain the cash and cash deposits due to related companies?

SATS:
A portion of our cash is placed in overnight and term deposits for operations. In addition to SIA being a counter-party, SATS also gets quotes from various banks and places deposits with the ones offering the highest deposit rate. Our cash and cash equivalent balances stand at around S$578m.

1.7 What are your capex requirements for the current financial year?

SATS:
We typically require S$20m to 30m and do not expect major deviations. For FY2007-08, our expected CAPEX requirement is around S$25M.

1.8 Any big jump in capex anticipated in the coming years?

SATS:
We are currently operating close to full capacity for our dedicated SIA kitchen (Inflight Catering Centre 1) and we are looking at some expansion. We are also reviewing plans to our cargo capacity to cater to SIA's projected growth. However, we have not finalised these plans.

1.9 When is the earliest SATS will expand its capacity if the plans go ahead?

SATS:
We are currently reviewing the infrastructure needs for our cargo and catering operations. No major expansion plans are envisaged for this year.

1.10 Will the capex be incremental?

SATS:
We are not anticipating anything of the magnitude of a new full scale structure such as the AFT5 and AFT6, ie. not to the extent of S$200m.

1.11 Are you looking at securitising these assets?

SATS:
We are constantly reviewing our capital structure to ensure that it is optimal and sustainable.

1.12 In terms of passenger and cargo growth, have these rates stabilised, and do you foresee the rates remaining firm at current levels, increasing or declining? Secondly, what is the state of competition, in particular for ground handling services?

SATS:
We have managed to keep our market share of 80%. Where we have lost contracts, it has been due mainly to airlines ceasing or suspending operations to Singapore.

It is still a competitive market but we have been able to maintain our market share due to our ability to keep costs down and focusing on service quality. We will continue to defend our market share and we believe our existing strategy of keeping costs down while maintaining high product quality is working for us.

1.13 Any new developments on the Moscow joint venture? Is SATS' going to acquire businesses which immediately contribute to revenue rather than invest in greenfield operations which will take some years of investment before contributing?

SATS:
With regard to the Moscow joint venture, we are still negotiating. We are always looking for opportunities especially in China, India and the Middle East. We have just announced the Bangalore ground handling joint venture and we hope to receive news regarding a concession bid for Hyderabad Airport soon.

The Hong Kong market is currently seeing challenges to its growth. The pace of acquisition will be stepped up, particularly in China where we already have a presence in ten airports.

It's worth bearing in mind that acquisition is not the only way to grow. For instance, the run up to Beijing Olympics in 2008 will see greater volumes for our Beijing associated companies, also, business from Maldives is recovering from the effects of the tsunami. At the same time we are also growing our presence in India, beyond just the metro cities.

In summary, we expect growth to come from the nurturing of existing joint ventures as well as the acquisition of larger joint ventures.

2. Queries raised by Media

2.1 Can you clarify what contracts AAT lost and gained?

SATS:
AAT lost NCA (Nippon Cargo Airways) and secured TG (Thai Airways). They are approximately the same value in terms of tonnage.

2.2 Has SATS quantified the revenue impact of A380?

SATS:
We are quite excited about the A380s, and should see higher revenue with more meals, and a more complex suite of services being required. We've already bought high loaders in anticipation of the A380s.

2.3 How many high loaders have you bought?

SATS:
We have bought two units and have an option to acquire two more.

2.4 When and where are you going?

SATS:
[PCEO] The announcement of my impending departure has been made as we have begun to approach search firms to find a successor. The process is still ongoing and there are no definitive dates set yet. I will rejoin SIA. I need to reiterate though, that the company will not be affected by this announcement and I am confident that the new CEO will provide the necessary leadership to move the company forward.

- end -

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Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	11-May-2007 18:11:47
Announcement No.	00155

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-03-2007

Attachments:

- SATS_4QFY0607.pdf
- MediaRelease_FY200607.pdf
- Auditors_Report.pdf

Total size = **338K**
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sats
one with you

A Subsidiary of SINGAPORE AIRLINES

RECEIVED

AUDITED RESULTS FOR FINANCIAL YEAR ENDED 31 MARCH 2007

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the financial year ended 31 March 2007 (in $ million)

	THE GROUP			
	4th Quarter		Financial Year	
	2006-07	2005-06	2006-07	2005-06
REVENUE	233.7	223.9	945.7	932.0
EXPENDITURE				
Staff costs	(133.4)	(110.9)	(441.2)	(408.0)
Cost of raw materials	(19.8)	(19.9)	(81.7)	(79.5)
Licensing fees	(15.0)	(14.3)	(60.4)	(59.1)
Depreciation and amortisation expenses	(15.8)	(16.9)	(65.7)	(65.3)
Company accommodation and utilities	(16.6)	(14.4)	(64.7)	(58.9)
Other costs	(23.2)	(19.9)	(78.8)	(77.1)
	(223.8)	(196.3)	(792.5)	(747.9)
OPERATING PROFIT	9.9	27.6	153.2	184.1
Interest on borrowings	(1.5)	(1.6)	(6.2)	(6.3)
Interest income	4.8	3.3	18.2	9.3
Dividend from long-term investment	-	-	1.0	0.6
Amortisation of deferred income	0.3	0.3	1.4	1.4
Gain/(loss) on disposal of fixed assets	0.1	(0.4)	0.1	(0.3)
Share of profits of associated companies	8.0	10.4	52.1	57.3
PROFIT BEFORE TAXATION	21.6	39.6	219.8	246.1
Taxation	(0.8)	(8.8)	(47.4)	(56.9)
Adjustment for reduction in Singapore statutory tax rate	6.6	-	6.6	-
PROFIT FOR THE PERIOD	27.4	30.8	179.0	189.2
Attributable to:				
Shareholders of the Company	27.2	30.6	178.2	188.6
Minority Interests	0.2	0.2	0.8	0.6
	27.4	30.8	179.0	189.2

Notes :

(i) Profit after taxation is arrived at after crediting/(charging):

Foreign exchange (loss)/gain, net	(0.3)	(0.1)	(0.7)	(0.1)
Provision for doubtful debts	-	-	-	(0.2)
Adjustments for over/(under) provision of tax in respect of prior years	3.0	(0.7)	3.0	(1.0)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 March 2007 (in $ million)

	THE GROUP		THE COMPANY	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Share capital	215.6	179.8	215.6	179.8
Reserves				
Revenue reserve	1,111.3	1,018.2	895.8	760.5
Share-based compensation reserve	13.0	10.0	13.0	10.0
Statutory reserve	5.6	4.1	-	-
Foreign currency translation reserve	(31.2)	(9.5)	-	-
Fair value reserve	(0.1)	(0.1)	(0.1)	(0.1)
Equity attributable to equity holders	1,314.2	1,202.5	1,124.3	950.2
Minority interests	3.9	3.3	-	-
Total equity	1,318.1	1,205.8	1,124.3	950.2
Deferred taxation	53.5	65.6	32.7	36.9
Notes payable	200.0	200.0	200.0	200.0
Term loans	2.5	3.9	-	-
Deferred income	24.6	26.3	24.6	26.2
	1,598.7	1,501.6	1,381.6	1,213.3
Represented by:-				
Fixed assets				
Leasehold land and buildings	497.4	522.9	480.8	506.6
Progress payments	5.3	3.3	0.6	0.4
Others	119.0	143.0	0.7	1.1
	621.7	669.2	482.1	508.1
Subsidiary companies	-	-	43.3	43.3
Associated companies	340.7	339.6	270.6	270.6
Loan to an associated company	2.0	2.6	2.0	2.6
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	9.9	14.5	0.5	0.2
Current assets				
Trade debtors	51.2	46.4	4.9	1.3
Other debtors	7.7	6.1	6.3	4.2
Prepayments	2.8	2.9	1.4	1.1
Related companies	398.4	352.6	331.8	283.9
Associated companies	0.7	0.4	0.7	0.4
Loan to an associated company	0.6	0.6	0.6	0.6
Loan to third party	-	42.4	-	42.4
Stocks	12.2	13.2	0.2	0.2
Short-term non-equity investments	73.5	48.9	73.5	48.9
Fixed deposits	255.8	151.5	255.0	150.2
Cash and bank balances	19.1	19.1	14.7	9.7
	822.0	684.1	689.1	542.9
Less: **Current liabilities**				
Term loans	0.3	0.8	-	-
Bank overdraft - secured	-	0.4	-	-
Trade creditors	150.2	107.0	24.1	17.9
Other creditors	5.9	5.9	2.0	1.7
Loan from immediate holding company	-	42.4	-	42.4
Related companies	-	-	73.2	86.2
Provision for taxation	49.1	59.8	14.6	14.1
	205.5	216.3	113.9	162.3
Net current assets	616.5	467.8	575.2	380.6
	1,598.7	1,501.6	1,381.6	1,213.3

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.03.2007		As at 31.03.2006	
Secured *	Unsecured	Secured **	Unsecured
0.2	0.1	0.7	42.9

Amount repayable after one year

As at 31.03.2007		As at 31.03.2006	
Secured	Unsecured	Secured **	Unsecured
-	202.5	2.8	201.1

Details of any collateral

* Secured by machineries belong to subsidiary, M/s Country Foods Pte Ltd.

** Secured by a first legal mortgage over the building located at 22 Senoko Way Singapore 758044 and machineries. All belong to subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS
for Financial Year ended 31 March 2007 (in $ million)

	The Group	
	2006-07	**2005-06**
Cash flows from operating activities		
Profit before taxation	219.8	246.1
Adjustments for:		
Interest income	(18.2)	(9.3)
Interest on borrowings	6.2	6.3
Dividend from long-term investment	(1.0)	(0.6)
Depreciation and amortisation expenses	65.7	65.3
Effects of exchange rate changes	0.2	0.1
Gain on disposal of fixed assets	(0.1)	0.3
Share of profits of associated companies	(52.1)	(57.3)
Share-based payment expense	6.6	6.9
Amortisation of deferred income	(1.4)	(1.4)
Operating profit before working capital changes	225.7	256.4
(Increase)/decrease in debtors	(6.7)	17.8
Decrease/(increase) in prepayments	0.1	-
Decrease/(increase) in stocks	1.0	(2.3)
Increase in amounts owing by related companies	(4.7)	(5.2)
Increase/(decrease) in creditors	42.2	(7.5)
(Increase)/decrease in amounts due from associated companies	(0.3)	0.7
Cash generated from operations	257.3	259.9
Interest paid to third parties	(6.2)	(6.3)
Tax paid	(48.8)	(46.6)
Net cash provided by operating activities	202.3	207.0
Cash flows from investing activities		
Purchase of fixed assets	(12.8)	(12.0)
Return of capital from associated company	-	3.3
Investments in associated companies	-	(1.5)
Repayment of loan from associated company	0.6	-
Loan to associated companies	-	(3.2)
Dividends from associated companies	14.6	20.8
Proceeds from disposal of fixed assets	0.2	0.3
Interest received from deposits	18.7	8.9
Purchase short-term non-equity investments	(24.6)	(11.3)
Dividend from long-term investment	1.0	0.6
Net cash (used in)/provided by investing activities	(2.3)	5.9
Cash flows from financing activities		
Repayment of term loan	(1.9)	(0.4)
Proceeds from exercise of share options	32.4	28.3
Dividends paid	(83.9)	(83.1)
Dividends paid by subsidiary company to minority interest	(0.2)	(0.1)
Bank charges on sale and lease back arrangement	(0.2)	(0.4)
Net cash used in financing activities	(53.8)	(55.7)
Net increase in cash and cash equivalents	146.2	157.2
Effects of exchange rate changes	(0.2)	(0.1)
Cash and cash equivalents at beginning of financial year	431.5	274.4
Cash and cash equivalents at end of the financial year	577.5	431.5

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the financial year ended 31 March 2007 (in $ million)

	Attributable to Equity Holders of the Company									
	Share Capital	Share Premium	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP										
Balance at 1 April 2006	179.8	-	1,018.2	10.0	(0.1)	4.1	(9.5)	1,202.5	3.3	1,205.8
Transfer to statutory reserve	-	-	(1.5)	-	-	1.5	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(21.7)	(21.7)	-	(21.7)
Net income and expense not recognised in the profit and loss accounts	-	-	(1.5)	-	-	1.5	(21.7)	(21.7)	-	(21.7)
Profit for the financial year	-	-	178.2	-	-	-	-	178.2	0.8	179.0
Net income and expense recognised for the financial year	-	-	176.7	-	-	1.5	(21.7)	156.5	0.8	157.3
Share-based payment	-	-	-	6.6	-	-	-	6.6	-	6.6
Share options exercised and lapsed	35.8	-	0.3	(3.6)	-	-	-	32.5	-	32.5
Dividends, net	-	-	(83.9)	-	-	-	-	(83.9)	(0.2)	(84.1)
Balance at 31 March 2007	215.6	-	1,111.3	13.0	(0.1)	5.6	(31.2)	1,314.2	3.9	1,318.1
Balance at 1 April 2005	102.8	44.3	914.1	7.5	-	2.7	(5.8)	1,065.6	2.8	1,068.4
Transfer to share capital	44.3	(44.3)	-	-	-	-	-	-	-	-
Net fair value changes on financial assets	-	-	-	-	(0.1)	-	-	(0.1)	-	(0.1)
Transfer to statutory reserve	-	-	(1.4)	-	-	1.4	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(3.7)	(3.7)	-	(3.7)
Net income and expense not recognised in the profit and loss accounts	-	-	(1.4)	-	(0.1)	1.4	(3.7)	(3.8)	-	(3.8)
Profit for the financial year	-	-	188.6	-	-	-	-	188.6	0.6	189.2
Net income and expense recognised for the financial year	-	-	187.2	-	(0.1)	1.4	(3.7)	184.8	0.6	185.4
Share-based payment	-	-	-	6.9	-	-	-	6.9	-	6.9
Share options exercised and lapsed	32.7	-	-	(4.4)	-	-	-	28.3	-	28.3
Dividends, net	-	-	(83.1)	-	-	-	-	(83.1)	(0.1)	(83.2)
Balance at 31 March 2006	179.8	-	1,018.2	10.0	(0.1)	4.1	(9.5)	1,202.5	3.3	1,205.8

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the financial year ended 31 March 2007 (in $ million)

THE COMPANY	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 April 2006	179.8	-	760.5	10.0	(0.1)	950.2
Profit for the financial year	-	-	218.9	-	-	218.9
Share-based payment	-	-	-	6.6	-	6.6
Share options exercised and lapsed	35.8	-	0.3	(3.6)	-	32.5
Dividends, net	-	-	(83.9)	-	-	(83.9)
Balance at 31 March 2007	215.6	-	895.8	13.0	(0.1)	1,124.3
Balance at 1 April 2005	102.8	44.3	589.6	7.5	-	744.2
Transfer to share capital	44.3	(44.3)	-	-	-	-
Net fair value changes on financial assets	-	-	-	-	(0.1)	(0.1)
Net income and expense not recognised in the profit and loss Accounts	-	-	-	-	(0.1)	(0.1)
Profit for the financial year	-	-	254.0	-	-	254.0
Net income and expense recognised for the financial year	-	-	254.0	-	(0.1)	253.9
Share-based payment	-	-	-	6.9	-	6.9
Share options exercised and lapsed	32.7	-	-	(4.4)	-	28.3
Dividends, net	-	-	(83.1)	-	-	(83.1)
Balance at 31 March 2006	179.8	-	760.5	10.0	(0.1)	950.2

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$179,812,336 as at 31 March 2006 to S$215,535,829 as at 31 March 2007. The increase was due to new ordinary shares of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) On 3 July 2006, options were granted under the Plan to eligible employees to subscribe for 15,189,800 Shares, out of which options in respect of 14,878,000 Shares were accepted by the employees. The exercise periods of the said options commence on 3 July 2007 for Senior Executives (as defined under the Plan) and 3 July 2008 for other employees, and expire on 2 July 2016. The exercise price of the Shares under the said options is S$2.10 per Share.

(iii) As at 31 March 2007 options to subscribe for a total of 57,508,655 Shares were outstanding under the Plan. As at 31 March 2006, options to subscribe for a total of 59,863,300 Shares were outstanding under the Plan.

(iv) The movement of options to subscribe for Shares granted under the Plan during the financial year 2006-07 is as follows:

Date of Grant	Balance at 01.04.2006/ *Date of grant	Lapsed	Exercised	Not Accepted	Balance at 31.03.2007	Exercise price	Expiry date
28.3.2000	16,156,400	(444,700)	(5,999,200)	-	9,712,500	S$2.20	27.3.2010
3.7.2000	4,512,350	(215,200)	(1,081,600)	-	3,215,550	S$1.80	2.7.2010
2.7.2001	1,352,900	(62,600)	(362,000)	-	928,300	S$1.24	1.7.2011
1.7.2002	3,077,850	(12,650)	(821,450)	-	2,243,750	S$1.60	30.6.2012
1.7.2003	3,057,650	(23,600)	(807,745)	-	2,226,305	S$1.47	30.6.2013
1.7.2004	15,994,950	(136,450)	(6,805,200)	-	9,053,300	S$2.09	30.6.2014
1.7.2005	15,711,200	(300,000)	(20,350)	-	15,390,850	S$2.27	30.6.2015
3.7.2006	15,189,800	(139,900)	-	(311,800)	14,738,100	S$2.10	2.7.2016
	75,053,100	(1,335,100)	(15,897,545)	(311,800)	57,508,655		

* For the most recent grant

(v) Restricted Share Plan and Performance Share Plan

At the extraordinary general meeting of the Company held on 19 July 2005, the Company's shareholders approved the adoption of two new share plans, namely the Restricted Share Plan ("RSP") and Performance Share Plan ("PSP"), in addition to the Employee Share Option Plan.

As at 31 March 2007, the number of outstanding shares granted under the Company's RSP and PSP were 182,030 (31 March 2006: Nil) and 84,360 respectively (31 March 2006: Nil).

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

See attached auditor's report.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year compared with the audited financial statements as at 31 March 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	4th Quarter		Financial Year	
	2006-07	2005-06	2006-07	2005-06
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	2.6	2.9	17.0	18.2
(ii) Diluted **	2.6	2.9	16.9	18.1

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.03.2007	**As at 31.03.2006**	**As at 31.03.2007**	**As at 31.03.2006**
Net asset value per ordinary share (cents)	123.8	115.0	105.9	90.8

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for financial year ended 31 March 2007

Operating Profit and Net Profit

The Group's operating profit for FY2006-07 was $153.2 million, a decrease of $30.9 million or 16.8% compared to $184.1 million in the preceding financial year. The Group's profit attributable to the shareholders decreased 5.5% to $178.2 million.

Balance Sheet

Total equity of the Group stood at $1,318.1 million as at 31 March 2007, an increase of 9.3% from that as at 31 March 2006. The increase came from profits for FY2006-07 and share options exercised during the year.

Cash Flow

The Group has a cash balance of $577.5 million as at 31 March 2007, an increase of $146.0 million compared to a year ago mainly from profits made and share options exercised during the year.

8(a)(ii) Detailed financial analysis for financial year ended 31 March 2007

Operating Revenue

The segmental revenue and its composition are summarised below:

	Financial Year				
	2006-07		**2005-06**		
	$Million	%	$Million	%	% Change
Inflight catering	409.7	43.3	396.3	42.5	+ 3.4
Ground handling	436.6	46.1	433.2	46.5	+ 0.8
Security Services	49.7	5.3	59.3	6.4	- 16.2
Others #	49.7	5.3	43.2	4.6	+ 15.0
Total	945.7	100.0	932.0	100.0	+ 1.5

Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for FY2006-07 was $945.7 million, an increase of $13.7 million or 1.5% because of higher business volume but was offset by pressure on rates in the current competitive environment.

Revenue from inflight catering increased 3.4% from $396.3 million to $409.7 million because of the increase in volume of inflight meals uplifted.

Revenue from ground handling, increased 0.8% from $433.2 million to $436.6 million because of the increase in cargo throughput and flights handled but was offset by the rate pressures.

Revenue from aviation security services decreased 16.2% from $59.3 million to $49.7 million because of the cessation of hold-baggage screening contract in end August 2006.

Revenue from other services increased 15.0% to $49.7 million.

Operating Expenditure

Total operating expenditure for the Group increased 6.0% to $792.5 million in FY2006-07 mainly because of higher bonus provision and increased electricity rates.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 9.1% from $57.3 million to $52.1 million for the financial year ended 31 March 2007. This represents 23.7% of the Group's profit before tax, an increase of 0.4% point over the preceding financial year.

Taxation

Taxation declined by 28.3% to $40.8 million as a result of the 2% reduction in corporate tax rate and a deferred tax write-back amounting to $6.6 million.

8(b)(i) <u>Financial highlights for fourth quarter ended 31 March 2007</u>

Operating revenue increased 4.4% to $233.7 million due principally to higher business volume. This was despite rate reductions, suspension of flights by some airline clients and the expiry of the baggage screening contract at Changi Airport.

Operating expenditure increased 14.0% to $223.8 million due principally to higher bonus provision and increased electricity rates. The computation of the Company's bonus for FY2006-07 was linked to the SIA Group's profitability. Going forward, the linkage will no longer apply.

As a result of the higher increase in expenses, operating profit, at $9.9 million, was 64.1% lower.

Profit contribution from our associated companies decreased 23.1% to $8.0 million, partly due to the strengthening of the Singapore dollar and higher costs of the expanded infrastructure of our Hong Kong associate. Associated companies contributed 37.0% of our Group's profit before tax, up 10.7% point.

Profit before tax, at $21.6 million, was 45.5% lower. Taxation in the fourth quarter had a positive effect due to the change in corporate tax rate from 20% to 18% and a deferred tax write-back arising from the tax rate reduction.

Profit attributable to the shareholders decreased by 11.1% to $27.2 million.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2007-08

Overall, business volume for the new financial year is expected to grow moderately. Rate pressure, however, will continue in the face of strong competition. We will continue to focus on productivity gains and service quality improvements to enhance our cost competitiveness.

We have expanded our capacity to cater to longer-term growth for our Hong Kong operations. Profit contribution from our Hong Kong associate will be affected by higher depreciation and related charges in the near term.

We will continue to seek opportunities, especially in China, India and the Middle East for new ventures to boost our long-term profitability.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim	Final	Special
Dividend type	Cash	Cash	Cash
Dividend amount per share	4 cents per ordinary share less tax	6 cents per ordinary share less tax	5 cents per ordinary share less tax
Tax rate	20%	18%	18%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	4 cents per ordinary share less tax	6 cents per ordinary share less tax
Tax rate	20%	20%

(c) Date Payable

The final dividend, if approved by Shareholders on 26 July 2007, will be paid on 13 August 2007.

(d) Books Closure Date

Notice is hereby given that, subject to Shareholders' approval being obtained for the declaration of the final and special dividends to be paid on 13 August 2007, the Transfer Books and the Register of Members of the Company will be closed on 2 August 2007 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 01 August 2007 will be registered to determine shareholders' entitlements to the proposed final and special dividends. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 01 August 2007 will be entitled to the proposed final and special dividends.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

13.1 BY INDUSTRY (in $ million)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2007					
Revenue					
External revenue	409.7	436.6	99.4	-	945.7
Inter-segment revenue	3.3	-	86.1	(89.4)	-
Total revenue	413.0	436.6	185.5	(89.4)	945.7
Operating profit	81.7	45.1	26.4	-	153.2
Interest income	1.0	1.6	18.5	(2.9)	18.2
Interest on borrowings	-	-	(9.1)	2.9	(6.2)
Gross dividend from long-term investment	1.0	-	-	-	1.0
Share of profits of associated companies	13.8	38.3	-	-	52.1
Gain on disposal of fixed assets	-	0.1	-	-	0.1
Amortisation of deferred income	-	-	1.4	-	1.4
Profit before taxation	97.5	85.1	37.2	-	219.8
Taxation	(19.1)	(15.5)	(6.2)	-	(40.8)
Profit after taxation	78.4	69.6	31.0	-	179.0
As at 31 March 2007					
Segment assets	339.5	454.3	667.1	-	1,460.9
Associated companies	65.0	275.5	0.2	-	340.7
Loan to an associated company	2.6	-	-	-	2.6
Total assets	407.1	729.8	667.3	-	1,804.2
Current liabilities	48.3	67.1	41.0	-	156.4
Long-term liabilities	-	-	27.1	-	27.1
Notes payable	-	-	200.0	-	200.0
Tax liabilities	24.9	27.2	50.5	-	102.6
Total liabilities	73.2	94.3	318.6	-	486.1
Capital expenditure	3.3	7.4	3.0	-	13.7
Depreciation and amortisation expenses	24.2	38.0	3.5	-	65.7
Non-cash items other than depreciation and amortisation expenses	-	7.4	(1.0)	-	6.4

13.1 BY INDUSTRY (cont'd) (in $ million)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2006					
Revenue					
External revenue	396.3	433.2	102.5	-	932.0
Inter-segment revenue	2.9	-	85.3	(88.2)	-
Total revenue	399.2	433.2	187.8	(88.2)	932.0
Operating profit	79.3	69.2	35.6	-	184.1
Interest income	2.2	2.4	9.7	(5.0)	9.3
Interest on borrowings	-	-	(11.3)	5.0	(6.3)
Gross dividend from long-term investment	0.6	-	-	-	0.6
Share of profits of associated companies	13.0	44.3	-	-	57.3
Loss on disposal of fixed assets	-	-	(0.3)	-	(0.3)
Amortisation of deferred income	-	-	1.4	-	1.4
Profit before taxation	95.1	115.9	35.1	-	246.1
Taxation	(20.9)	(26.6)	(9.4)	-	(56.9)
Profit after taxation	74.2	89.3	25.7	-	189.2
As at 31 March 2006					
Segment assets	359.5	508.1	507.5	-	1,375.1
Associated companies	62.5	276.9	0.2	-	339.6
Loan to an associated company	3.2	-	-	-	3.2
Total assets	425.2	785.0	507.7	-	1,717.9
Current liabilities	36.6	45.4	74.5	-	156.5
Long-term liabilities	-	-	30.2	-	30.2
Notes payable	-	-	200.0	-	200.0
Tax liabilities	30.0	38.5	56.9	-	125.4
Total liabilities	66.6	83.9	361.6	-	512.1
Capital expenditure	1.8	9.6	1.6	-	13.0
Depreciation and amortisation expenses	25.5	36.1	3.7	-	65.3
Non-cash items other than depreciation and amortisation expenses	-	7.7	(1.3)	-	6.4

13.2 BY GEOGRAPHICAL LOCATION (in $ million)

	Singapore	Overseas	Total
Financial year ended 31 March 2007			
Revenue	941.4	4.3	945.7
As at 31 March 2007			
Segment assets	1,448.6	12.3	1,460.9
Associated companies	0.2	340.5	340.7
Loan to an associated company	-	2.6	2.6
Total assets	1,448.8	355.4	1,804.2
Capital expenditure	13.7	-	13.7
Financial year ended 31 March 2006			
Revenue	931.6	0.4	932.0
As at 31 March 2006			
Segment assets	1,365.3	9.8	1,375.1
Associated companies	0.2	339.4	339.6
Loan to an associated company	-	3.2	3.2
Total assets	1,365.5	352.4	1,717.9
Capital expenditure	13.0	-	13.0

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to note 8.

15 A breakdown of sales.

(in $ million)	THE GROUP			
	2006-07	2005-06	% Change	
(a) Turnover reported for first half year	470.4	474.4	-	0.8
(b) Profit after tax reported for first half-year	100.9	107.1	-	5.8
(c) Turnover reported for second half year	475.3	457.6	+	3.9
(d) Profit after tax reported for second half-year	78.1	82.1	-	4.9

16 A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

($ million)	2006-07	2005-06
Ordinary dividend		
- Interim (net of tax)	33.6	33.4
- Final (net of tax)*	52.2	50.3
Special dividend (net of tax)*	43.5	-
Total	129.3	83.7

* 2006-07 final and special dividends are estimated based on number of shares issued as at the end of the financial year

17 Interested Person Transactions

17.1 The interested person transactions entered into during the financial year ended 31 March 2007 and the immediately preceding financial year FY2005-06 are listed below:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000) 2006-07 $'000		2005-06 $'000
SilkAir Pte Ltd	57,520		5,483
Jetstar Asia Pte Ltd & ValuAir Ltd	11,150		-
Singapore Airlines Cargo Pte Ltd	10,800		-
Tiger Airways Pte Ltd	5,028	#	-
Great Wall Airlines Co Ltd	3,350		-
Singapore Airlines Limited	812		27,821
Singapore Computer Systems Ltd	510		-
Senoko Energy Supply Pte Ltd	432		-
SembCorp Environmental Management Pte Ltd	-		1,463
Asia Airfreight Terminal Co Ltd	-		1,980
SembCorp Power Pte Ltd	-		4,596
SIA Engineering Company Limited	-		1,228
Singapore Food Industries Ltd	-		170
Total	89,602		42,741

Includes amounts invoiced and paid in FY2004-05 and FY2005-06.

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during FY2006-07 and FY2005-06.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
11 May 2007
Singapore

Singapore Company Registration No: 197201770G

sats

one with you

A Subsidiary of SINGAPORE AIRLINES

No. 04/07 11 May 2007

SATS POSTS S$178M PROFIT FOR FY2006-07

Final dividend of 6 cents and Special dividend of 5 cents per share proposed

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$'m)	4th Quarter FY2006-07 (Jan - Mar 07)	Year-on-Year change (%)	Full Year FY2006-07 (Apr 06 – Mar 07)	Year-on-Year change (%)
• Operating revenue	233.7	+ 4.4	945.7	+ 1.5
• Operating profit	9.9	- 64.1	153.2	- 16.8
• Share of profits of associated companies	8.0	- 23.1	52.1	- 9.1
• Profit attributable to equity holders	27.2	- 11.1	178.2	- 5.5
• Earnings per share (cents) - basic	2.6	- 10.3	17.0	- 6.6
- diluted	2.6	- 10.3	16.9	- 6.6
• Proposed final dividend (cents per share)	6.0			
• Proposed special dividend (cents per share)	5.0			

Note: The SATS Group's audited results for the fourth quarter and full financial year ended 31 March 2007 were announced on 11 May 2007. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

4Q FY2006-07 (Jan - Mar 07)

Operating revenue increased 4.4% to $233.7 million due principally to higher business volume. This was despite rate reductions, suspension of flights by some airline clients and the expiry of the baggage screening contract at Changi Airport.

Operating expenditure increased 14.0% to $223.8 million due principally to higher bonus provision and increased electricity rates. The computation of the Company's bonus for FY2006-07 was linked to the SIA Group's profitability.

As a result of the higher increase in expenses, operating profit, at $9.9 million, was 64.1% lower.

Profit contribution from our associated companies decreased 23.1% to $8.0 million, partly due to the strengthening of the Singapore dollar and higher costs of the expanded infrastructure of our Hong Kong associate. Associated companies contributed 37.0% of our Group's profit before tax, up 10.7% point.

Profit before tax, at $21.6 million, was 45.5% lower. Taxation in the 4th Quarter had a positive effect due to the change in corporate tax rate from 20% to 18% and a deferred tax write-back arising from the tax rate reduction.

Profit attributable to equity holders decreased by 11.1% to $27.2 million.

Full Year FY2006-07 (Apr 06 - Mar 07)

Operating revenue for the financial year increased by 1.5% to $945.7 million due to higher business volumes.

Operating expenditure increased 6.0% to $792.5 million mainly because of the higher bonus provision and increased electricity rates.

Operating profit declined 16.8% to $153.2 million.

Profit contribution from our associated companies decreased 9.1% to $52.1 million. Associated companies contributed 23.7% of our Group's profit before tax, an increase of 0.4% point over the preceding financial year.

Taxation declined by 28.3% to $40.8 million as a result of the 2% reduction in corporate tax rate and a deferred tax write-back amounting to $6.6 million.

The Group achieved a net profit attributable to equity holders of $178.2 million, a decline of $10.4 million or 5.5%.

GROUP FINANCIAL POSITION (as at 31 March 2007)

Total equity of the Group stood at $1,318.1 million as at 31 March 2007, an increase of 9.3% from that as at 31 March 2006. The increase came from profits for FY2006-07 and share options exercised during the year.

The annualized return on shareholders' funds was 14.2% or 2.5% point lower than the 16.7% for FY2005-06.

Net asset value per share for the Group was $1.24, an increase of $0.09 or 7.8% compared to 31 March 2006.

The Group's total assets increased 5.0% or $86.3 million to $1,804.2 million.

The debt equity ratio was 0.15 as at 31 March 2007 compared to 0.21 as at 31 March 2006.

GROUP OPERATING PERFORMANCE

Business volumes improved in FY2006-07 compared to the previous financial year.

	Full Year FY2006-07 (Apr06 – Mar07)	Full Year FY2005-06 (Apr05 – Mar06)	% change
Passengers handled ('M)	29.27	27.32	+ 7.1
Meals produced ('M)	24.74	24.19	+ 2.3
Flights handled ('000)	84.53	84.11	+ 0.5
Cargo/mail processed ('000 tonnes)	1,546.99	1,491.36	+ 3.7

	4Q FY2006-07 (Jan - Mar 07)	4Q FY2005-06 (Jan - Mar 06)	% change	
Passengers handled ('M)	7.24	6.85	+	5.6
Meals produced ('M)	6.19	6.00	+	3.2
Flights handled ('000)	21.08	21.00	+	0.4
Cargo/mail processed ('000 tonnes)	367.67	370.79	-	0.8

DIVIDENDS

The Company is proposing a final normal dividend of 6 cents (less 18% tax) per share to be paid on 13 August 2007. The payout for the final normal dividend will be $52.2 million after tax. Last year, the final normal dividend was 6 cents per share (less 20% tax).

The total normal dividend for FY2006-07 will be 10 cents per share which is made up of an interim paid dividend of 4 cents (less 20% tax) and a final proposed dividend of 6 cents (less 18% tax). For FY2006-07, the total payout ratio is 48.1% of net profit, an increase over the 44.4% payout ratio for FY2005-06.

In addition, a special dividend of 5.0 cents per share (less 18% tax) is proposed to be paid together with the final normal dividend.

The final and special dividends proposed will substantially utilize the remaining Section 44 Tax Credits of the company.

OUTLOOK

Overall, business volume for the new financial year is expected to grow moderately. Rate pressure, however, will continue in the face of strong competition. We will continue to focus on productivity gains and service quality improvements to enhance our cost competitiveness.

We have expanded our capacity to cater to longer-term growth for our Hong Kong operations. Profit contribution from our Hong Kong associate will be affected by higher depreciation and related charges in the near term.

We will continue to seek opportunities, especially in China, India and the Middle East for new ventures to boost our long-term profitability.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 overseas investments covering more than 34 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The complete SATS Group's 4Q and Full Year FY2006-07 results are available on the following websites: *www.irasia.com/listco/sg/sats/index.htm* and *www.sats.com.sg*

Investor and Media Contacts:

Mah Tze Chiang (Mr)
Manager Investor Relations SATS
Tel: (65) 6541-8200 (office hours)
Tel: (65) 9047-7400 (after office hours)
Fax: (65) 6541-8204
Email: tzechiang_mah@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9185-5105 (after office hours)
Fax: (65) 6339-9578
Email: ewee@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	4Q FY2006-07 (Jan-Mar07)	4Q FY2005-06 (Jan-Mar06)	Full Year FY2006-07 (Apr06-Mar07)	Full Year FY2005-06 (Apr05-Mar06)
Financial Results ($ million)				
Total revenue	233.7	223.9	945.7	932.0
Total expenditure	223.8	196.3	792.5	747.9
Operating profit	9.9	27.6	153.2	184.1
Share of profits from associated companies	8.0	10.4	52.1	57.3
Profit before taxation	21.6	39.6	219.8	246.1
Profit attributable to equity holders	27.2	30.6	178.2	188.6
Return on turnover (%)	12.6	13.8	18.9	20.3
Per Share Data				
Earnings after tax (cents) - basic [R1]	2.6	2.9	17.0	18.2
- diluted [R2]	2.6	2.9	16.9	18.1

Financial Position ($ million)	As at 31 Mar 2007	As at 31 Mar 2006
Share capital	215.6	179.8
Revenue reserve	1,111.3	1,018.2
Foreign currency translation reserve	(31.2)	(9.5)
Share-based compensation reserve	13.0	10.0
Statutory reserve	5.6	4.1
Fair value reserve	(0.1)	(0.1)
Equity attributable to equity holders	1,314.2	1,202.5
Total assets	1,804.2	1,717.9
Total debt	202.8	247.5
Total debt equity ratio (times) [R3]	0.15	0.21
Net asset value per share ($) [R4]	1.24	1.15
Return on average shareholders' funds (%) [R5]	14.2	16.7

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

R5 Return on average shareholders' fund is the profit attributable to equity holders expressed as a percentage of the average equity attributable to equity holders.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2007, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the Act) and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

SINGAPORE
Dated this 7th day of May 2007

Note:
The page numbers are stated in the Auditors' report dated 7th May 2007 included in the Singapore Airport Terminal Services Limited Annual Report for the financial year ended 31 March 2007.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-May-2007 17:32:14
Announcement No.	00096

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Signing of the Bangalore Ground Handling JV Agreement with Air India
Description	
Attachments:	PressRelease_AI-SATS_02May07.pdf Total size = **111K** (2048K size limit recommended)

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AIR INDIA | sats one with you

AIR INDIA AND SATS SIGN GROUND HANDLING JOINT VENTURE AGREEMENT FOR BANGALORE INTERNATIONAL AIRPORT LTD.

Chennai, ***02 May 2007*** – Air India Limited (AI) and Singapore Airport Terminal Services Limited (SATS) are pleased to announce that they have today signed a Joint Venture Agreement for the provision of ground handling services at the upcoming Bangalore International Airport at Devanahalli, Bangalore. The agreement was signed by Mr S. Ranganathan, Executive Director Ground Services, AI and Mr Karmjit Singh, Chief Operating Officer, SATS. This follows the signing of a joint venture agreement between AI and SATS last year for the provision of cargo handling services at the Bangalore International Airport after a similar AI-SATS consortium secured one of the two, fifteen-year cargo handling concessions for the airport.

The signing ceremony in Chennai was graced by Mr Raymond Lim, the Minister for Transport and Second Minister for Foreign Affairs of Singapore, who was in India on a state visit and Mr V. Thulasidas, Air India's Chairman & Managing Director.

The AI-SATS consortium is one of two bidders who have secured the seven-year concession at the conclusion of a tender exercise conducted by Bangalore International Airport Limited (BIAL). The airport is scheduled to commence operations in April 2008.

Chairman & Managing Director of AI, Mr V. Thulasidas said, "We have had an excellent track record of working with SATS and are happy to be collaborating together with them. We are confident that we have the best combination of expertise to make Bangalore airport a forerunner in world-class airports, not just regionally but globally. In AI and SATS, we have two very experienced ground handling personnel more than capable of bringing the best practices at the new Bangalore airport."

Elaborating, President & CEO of SATS, Mr Ng Chin Hwee said, "This marks our second collaboration with AI – the first being the cargo handling venture for Bangalore. Within a relatively short span of time of a year, we have learnt a great deal from shared mutual expertise and experience in our respective fields. Passenger and air cargo traffic in India's major cities, including Bangalore, is expected to grow by over 25% in the coming years and we are committed as a partnership to bringing our collective capabilities to creating a world-class ground handling operation at Bangalore airport."

As in the case of the joint venture agreement for cargo handling services, the Joint Venture Agreement for ground handling services has no immediate material financial impact on SATS in terms of earnings per share or net tangible assets per share.

- Ends -

About Air India Limited (AI)

AI, apart from being the National Flag Carrier, is the largest Ground Handling Service Provider in India having Ground Handling set-ups at 13 International Airports in India. With a provision of comprehensive ground handling services comprising passenger, ramp, cabin cleaning, flight operations, security and technical handling services, AI holds a market share of 65% of third party Ground Handling at Indian International Airports. AI boasts trained and skilled personnel with state of the art equipment facilities. During the year 2006-07, AI provided ground handling services to 83,000 flights.

For more information on AI, please visit www.airindia.in

About Singapore Airport Terminal Services Limited (SATS)

The SATS Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans more than 34 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

For further information, please contact:

Air India
Rama Subramanyam | 9884014765 | rsubramanyam@perfectrelations.com
Sukanya Chellappa | 9840472793 | schellappa@perfectrelations.com
Sanal Nair | 9819014804 | sanaln@perfectrelations.com

SATS
Mah Tze Chiang
Manager Investor Relations
Singapore Airport Terminal Services Limited (SATS)
Tel: (65) 6541 8200
Fax: (65) 6541 8204
Mobile: (65) 9047 7400
Email: tzechiang_mah@singaporeair.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	18-Apr-2007 11:00:18
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Rule 704(11) of the SGX-ST Listing Manual
Description	As requested by Rule 704(11) of the Listing Manual of the SGX-ST, Singapore Airport Terminal Services Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or in any of its principal subsidiaries, who is a relative of a director or the chief executive officer or substantial shareholder of the Company.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-Apr-2007 17:56:53
Announcement No.	00136

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The details of the announcement start here ...

Announcement Title *	Operating Data for March 2007
Description	
Attachments:	SATS-OperatingData-Mar2007.pdf Total size = **83K** (2048K size limit recommended)

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QV13

sats

one with you

This is the SATS operating data for March 2007.

	March 2007	March 2006	% change
Unit Services Handled ('000)	6.83	7.15	- 4.4
Flights Handled ('000)	7.27	7.32	- 0.7
Cargo/Mail Processed ('000 tonnes)	138.29	141.06	- 2.0
Passengers Handled ('M)	2.54	2.36	+ 7.5
Unit Meals Produced ('M)	1.74	1.63	+ 6.3
Gross Meals Produced ('M)	2.17	2.05	+ 6.0

Commentary:

Though we processed 2.0 per cent less cargo/mail in March 2007 compared to last year, the March 2007 volume was the highest for the financial year.

The below table gives the operating data for the full-financial year (FY2006/2007) – April to March period:

	FY2006-07	FY2005-06	% change
Unit Services Handled ('000)	82.23	83.01	- 0.9
Flights Handled ('000)	84.53	84.11	+ 0.5
Cargo/Mail Processed ('000 tonnes)	1,546.99	1,491.36	+ 3.7
Passengers Handled ('M)	29.27	27.32	+ 7.1
Unit Meals Produced ('M)	19.77	19.25	+ 2.7
Gross Meals Produced ('M)	24.74	24.19	+ 2.3

Note:

- * unit services & flights handled - relate to Apron handling
- ** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.
- *** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418203
Fax: 65-65418204

END